Enodis Capital Restructuring

As a result of the significant progress made by Enodis over the last three years and reflecting the Group’s prospects, Enodis today announces a capital restructuring programme which will allow the reinstatement of dividends and is intended to lead to the termination of the Company's SEC reporting obligations. The programme will also simplify the Group's debt financing, reduce interest and compliance costs and free up management time to focus on further business growth. The programme includes the following:

1. Dividend reinstatement

Dividend policy

In November 2004, the Board announced its intention to reinstate dividends. The Board recognises that dividends represent an important component of total shareholder return. Subject to completing the necessary steps described below, the Board intends to adopt a progressive dividend policy that reflects the medium term prospects for earnings growth of the Group, the strength of our cash generation and the investment and other requirements of the business.

The Board intends, in the absence of unforeseen circumstances, to recommence the payment of dividends by declaring an initial dividend in November 2005 on the announcement of the results for the year ending 1 October 2005. This will be payable in February 2006 following approval by shareholders at the Annual General Meeting.

Reduction of Capital in Enodis plc

To enable the Company to reinstate dividends, the Board is proposing a capital reduction in Enodis plc to create distributable reserves which will allow dividends to be paid to shareholders. The capital reduction will require shareholder approval at an Extraordinary General Meeting to be held on 13 June 2005 (the “EGM”) and High Court approval. Details of the required process are attached at Appendix 1.

Notes buy-back

Before giving its approval for the capital reduction, the Court will require all creditors of Enodis plc to have been protected. In order to satisfy the Court, as well as to enable the Company to terminate its SEC reporting obligations (see below), Enodis plc is commencing a tender offer to buy-back its £100m 10⅜% senior notes due 2012 (the "Notes"). The buyback will be financed by drawings on the Group's senior debt facility. The Group has increased its facility from $225m to $400m with pricing and covenants unchanged. Details of the tender offer and related matters are attached at Appendix 2.

2.	Termination of SEC Reporting Obligations

The Board keeps under review the benefits and costs of maintaining the Company's American Depositary Receipt (“ADR”) programme, NYSE listing and SEC registration. Having considered the small number of ADRs and the very low levels of trading in the ADRs, the Board has concluded that the significant ongoing compliance costs and management burden arising from SEC reporting outweigh any benefits. In order to deregister and terminate the Company's SEC reporting requirements, a number of steps are required:

Termination of ADR programme and NYSE listing

Only a very small portion of the Company's total equity (0.27%) and related trading volume is represented by ADRs. Substantially all of the Ordinary Shares held by US shareholders were acquired through the London Stock Exchange and are held directly rather than in the form of ADRs. The Company has therefore decided to terminate its ADR programme with The Bank of New York and to de-list from the NYSE. Further details of the process and timetable for the termination are attached at Appendix 3.

Eliminate filing requirements in respect of the Notes

The Indenture governing the Notes (the "Indenture") requires Enodis to file its annual and quarterly results and other disclosure documents with the SEC, and to comply with SEC rules associated with the applicable filings. Buy-back of the Notes as explained in Appendix 2 will eliminate this requirement.

SEC registration and change in Articles of Association

De-listing from the NYSE and the Notes buy-back do not automatically result in deregistration of the Company's securities under the US Securities Exchange Act of 1934 (the “Exchange Act”). The Company must continue to meet the SEC’s reporting requirements, including the requirement to file annual reports on Form 20-F, until each class of its securities is deregistered and its duty to file reports is suspended.

The Company cannot file for deregistration unless the number of US Holders of Ordinary Shares or Notes, whether held directly or through nominees, for each class is below 300. It is expected that this will be the case following cancellation of the ADR programme, de-listing from the NYSE and the buy-back of the Notes.

Under SEC rules, even after the Company deregisters, it must ensure that the number of US Holders of Ordinary Shares remains below 300 in order to avoid recommencement of SEC reporting requirements. Accordingly, the Board is proposing that the Company amend its Articles of Association at the EGM to include a new provision, applying only to new US shareholders, conferring on the Board the power to require that any new US shareholder sell their shares to non-US persons. Details of the proposed amendments are attached at Appendix 4.

3. Costs and Benefits

The capital restructuring programme, in addition to enabling dividend payments, provides considerable financial benefits to the Group including annual cash interest savings of approximately £4.5m and compliance and listing cost savings of approximately £3m per annum. Considering these external costs alone, and making no allowance for the significant savings of management time, the Board is of the view that the programme has a two year payback, a positive net present value and is earnings enhancing in FY06.

The cash costs of the capital restructuring programme are expected to be approximately £17m including approximately £14.5m of interest prepayment on the Notes and £2.6m of fees. Taking into account the write off of deferred financing costs in relation to the Notes (£3.6m), the exceptional charge to the profit and loss account is expected to total approximately £21m. As a result of the cash cost of the total transaction, net debt is expected to increase by approximately £17m. If the Group were to have redeemed the Notes at the first call date of April 2007, the exceptional costs then would have been approximately £8m (being an early redemption premium of £5.2m and deferred finance write off of £2.8m).

4. Reporting

If the buy-back of the Notes is successful, it will be the Board’s intention to cease its current formal quarterly reporting to the market. Enodis expects to recommence semi-annual reporting in November and May with full trading updates at the end of March and September. The Board believes that this reporting timetable will provide the market with relevant up-to-date trading information; it will also maintain the Group’s commitment to a high level of investor relations activity. The Company’s Ordinary Shares will continue to be listed on the Official List of the UK Listing Authority and traded on the London Stock Exchange, and the Company will continue to comply with its reporting obligations under the UK Listing Rules.

Commenting on the proposals detailed above, Peter Brooks, Chairman, said:

“Taking these steps reflects the significant progress Enodis has made over the last three years and the confidence we have in the future. In particular, the reinstatement of dividends and the substantial reduction in the ongoing interest burden for the Group provide further evidence of the Company's drive to increase shareholder value.”

17th May 2005

Contacts:

Dave McCulloch      Chief Executive Officer    +44 (0)20 7304 6006

Dave Wrench           Chief Financial Officer    +44 (0)20 7304 6006

Richard Mountain    Financial Dynamics         +44 (0)20 7269 7121

Cautionary statement regarding forward-looking statements

This announcement contains certain statements that are or may be forward-looking with respect to the business, trends, strategy, financial condition and results of operations of Enodis. Statements that are not historical facts, including statements about Enodis or management's belief and expectations, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Verbs such as ''believe'', ''anticipate'', ''expect'', ''intend'', ''will'' and adjectives or nouns such as ''potential'', and variations of these words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. There are a number of factors that could cause actual events and developments to differ materially from those expressed or implied by such forward-looking statements.

Examples of forward-looking statements include, but are not limited to:

(i)   projections or expectations of income, profit, dividends, capital structure or any other financial items or ratios;

(ii)  statements of plans, objectives or strategic goals, or statements about dispositions or restructuring, of the Group or its management;

(iii)  statements concerning any future economic environment, competitive position or performance; and

(iv)  statements of assumptions underlying such statements.

Enodis may also make or disclose written and/or oral forward-looking statements in the Group's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements or prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Enodis to third parties, including financial analysts. Forward-looking statements in this announcement speak only as at the date of this announcement and except as required by the Listing Rules, the London Stock Exchange or by law, Enodis does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Enodis's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including unfavourable changes in the price of commodities or raw materials; consolidation or loss of large customers; adverse changes in customer purchasing patterns; competitive pricing pressures; Enodis's ability to successfully innovate, develop and market new products; currency fluctuations; the outcome of lawsuits against Enodis; Enodis's ability to recognise deferred tax assets; and other risks related to Enodis's US, UK and foreign operations.

Appendix 1 REDUCTION OF CAPITAL

Based on the Company's audited balance sheet as at 2 October 2004, the Company's existing equity capital structure principally comprised nominal share capital and share premium of £434.8m which is non-distributable, and a deficit on distributable reserves of £55.6m. This deficit arose principally as a result of an internal restructuring during the year ended 30 September 2002, when substantially all of the assets of the Company were transferred to another Group company, resulting in the recognition of losses in the Company. This deficit prevents the Company from paying dividends.

The Board will seek the consent of shareholders to cancel the amount standing to the credit of the Company's share premium account and to reduce the nominal value of each of the Company's issued and unissued Ordinary Shares from 50 pence to 10 pence.

On the basis of the figures for the Company's audited balance sheet as at 2 October 2004, the cancellation of the share premium account and the reduction of the nominal value of the Company's issued Ordinary Shares will create a reserve of £394.7m which will be applied in eliminating the deficit on the Company's profit and loss account, creating distributable reserves in excess of £300m. These distributable reserves will be available (subject to the protection of creditors to the satisfaction of the High Court) to fund the payment of dividends and/or purchase of own shares, to be set off against future losses (if any) or for other corporate purposes of the Company.

Shareholder consent to the Reduction of Capital is required in the form of the special resolution set out in the notice of EGM contained in a circular to be posted to shareholders tomorrow. The Reduction of Capital must also be confirmed by the High Court, which is expected to occur at a hearing scheduled for 6 July 2005. The Reduction of Capital will be effective from the date the Court order confirming the Reduction of Capital is registered at Companies House, which is expected to be on 7 July 2005.

The High Court, in reaching its decision to consent to the Reduction of Capital, will need to be satisfied that the interests of the Company's creditors will not be prejudiced as a result of the Reduction of Capital. The Company will provide such form of protection in respect of the Company's non-consenting creditors as it is advised is appropriate and in accordance with the High Court's determination.

Appendix 2 THE TENDER OFFER FOR THE NOTES, CONSENT SOLICITATION AND FINANCING

The Company today announced by separate press release that it has commenced a tender offer and consent solicitation with respect to all of its outstanding £100m 10⅜% senior notes due 2012 (the “Notes”), the terms and conditions of which are set out in the Offer to Purchase and Consent Solicitation Statement dated 17 May 2005 (the "Statement"). The Statement can be obtained from the Tender Agent, The Bank of New York, by contacting Corporate Trust Administration (tel. +44 (0)20 7570 1784). Additional information regarding the terms of the offer may be obtained from the dealer manager, Credit Suisse First Boston (Europe) Limited, (tel. +44 (0)20 7888 4225/+1 212 325 7596). This press release is not an offering document.

The total consideration for Notes tendered will be calculated using a fixed spread of 50 basis points over the yield to maturity of the UK Treasury 4.50% Gilt due 7 March 2007 in accordance with customary practice. Included in the total consideration is an amount equal to £30 per £1,000 principal amount of Notes that will be paid as a consent payment to holders of the Notes who validly deliver and do not revoke their consent to amendments eliminating substantially all of the restrictive covenants (including the covenant requiring SEC reporting), certain events of default and certain additional covenants and rights contained in the Notes and the Indenture governing the Notes on or prior to the consent date. The consent date is 1 June 2005, unless extended. Pricing of the offer for the Notes is expected to occur two business days prior to the expiration date of the offer, which is 15 June 2005, unless extended or earlier terminated.

The Company’s obligation to accept for payment, and to pay for, Notes validly tendered pursuant to the tender offer is conditional upon (i) the execution by the Company and the Notes trustee of the Supplemental Indenture amending the Notes and Indenture, (ii) there having been validly tendered and not withdrawn a majority of the Notes and (iii) the Company having received funds sufficient to satisfy its obligations under the tender offer and consent solicitation. The Company may, in its sole discretion, decide to amend or waive any of these conditions.

The tender offer is to be financed by the increase in the existing credit agreement dated 17 September 2004 between (inter alia) Enodis Holdings Limited and the Royal Bank of Scotland PLC (as Agent), which was amended and restated on 6 May 2005 from $225m to a total of $400m. The Company intends to use approximately $114.5m available under the increased facility to repay all of the Notes.

Appendix 3 TERMINATION OF THE ADR PROGRAMME AND NYSE LISTING

ADR programme and NYSE listing

The Board keeps under review the operation of its ADR programme, NYSE listing and SEC registration and the relative costs and benefits of servicing these.

ADRs represent a very small portion of the Company's equity. As of close of business on 30th April 2005, only 0.27% of the Company's issued equity was held in ADR form. ADR trading volumes are very low. Only 0.4% of the Company's shares traded over the three months to the end of April 2005 were represented by ADRs. Substantially all US shareholdings in the Company are represented by Ordinary Shares acquired through the London Stock Exchange.

Given the very low participation in the ADR programme, the Company does not believe that the benefits to the Company of maintaining the programme and NYSE listing justify the additional administration and costs. De-listing is also a necessary step towards fulfilling the Company’s objective of terminating its SEC reporting requirements.

Accordingly, the Company has today announced its intention to terminate its ADR programme with The Bank of New York as Depositary. At the Company's request, The Bank of New York (the "Depositary") will cease to issue new ADRs on 20 May 2005 and will withdraw the registration statement on Form F-6 with respect to unissued ADRs on 23 May 2005. The Company intends that the Deposit Agreement will be terminated with effect from the close of business New York time on 22 June 2005. Trading in the ADSs on the NYSE is expected to be suspended at the close of trading in New York on 22 June 2005, which will result in delisting from NYSE, subject to SEC confirmation. From the termination until 90 days thereafter, holders of ADSs will only be able to surrender their ADRs in exchange for the Ordinary Shares represented by the ADRs subject to the payment of applicable fees and expenses and subject to applicable taxes and governmental charges.

After the 90 day period following termination of the Deposit Agreement has expired, the Depositary is required to use reasonable efforts to sell all remaining deposited Ordinary Shares. Also after that time, holders of ADRs will be unable to receive Ordinary Shares upon the surrender of ADRs but will be entitled only to surrender their ADRs to the Depositary and receive the net proceeds of the Ordinary Shares, net of applicable fees and expenses and subject to applicable taxes and governmental charges.

Following the NYSE de-listing, the Ordinary Shares will continue to be listed on the London Stock Exchange, and clearing and settlement of them will be conducted through CREST, the UK clearing and settlement system. The Company intends to maintain a high level of communication with all its shareholders. Following de-listing and termination of the ADR programme, no organised trading market is expected to develop for Ordinary Shares in the US.

Holders of ADSs, listed on the New York Stock Exchange, will be asked to instruct the Depositary to approve the resolutions to be proposed at the EGM, and voting materials will be posted to them tomorrow.

SEC Registration

Notwithstanding the de-listing from the NYSE, the Company's registration under the Exchange Act will remain in effect unless terminated, as described at Appendix 4 below.

Appendix 4 POSSIBLE TERMINATION OF SEC REGISTRATION AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Company will continue to meet the SEC's reporting requirements, including the requirement to file annual reports on Form 20-F, until each class of its securities is deregistered under the Exchange Act and its duty to file reports is suspended.

The Company cannot file for deregistration unless, amongst other things, the Board satisfies itself that the number of US holders of Ordinary Shares and the number of US holders of Notes, whether held directly or through nominees, is each below 300. Under SEC rules, even after the Company deregisters under the Exchange Act, it must ensure that the number of US holders of Ordinary Shares and Notes each remains below 300 in order to avoid recommencement of SEC reporting requirements. The Board has been advised that the programme of steps outlined in this press release should enable deregistration to be implemented. Should this not in fact occur, deregistration will nevertheless remain an important objective of the Company.

As stated in Appendix 2 of this announcement, a tender offer has been made to the holders of the Notes which, if accepted by the appropriate majority, will lead to the purchase of the Notes tendered. If a sufficient number of Notes are purchased, the requirement to have less than 300 holders of the Notes will cease to be a consideration.

In addition, the Board proposes that the Company amend its Articles of Association to include a new provision, applying only to new US holders of shares ("New US Shareholders"), conferring upon the Board the power to require shares in the Company held by such persons be sold to non-US persons. The new compulsory transfer power would only apply to US holders who are not existing shareholders and who acquire their interest in the relevant shares after the changes to the Articles become effective (expected to be on 13 June 2005).

The amendments provide that the Board may give notice to any one or more New US Shareholders requiring that they sell their shares within 21 days. If such notice is not complied with, the Company may arrange the sale, on behalf of such New US Shareholders, of the shares to which the notice relates. The proceeds of sale will be paid to the holder of the shares so sold (after deduction of expenses and any taxes incurred by the Board in the sale), upon surrender by the holder of any share certificate in respect of such shares.

The Board may, from time to time, require shares held by New US Shareholders to be sold in order, amongst other things, to reduce the number of US holders of shares. Subject to legal, fiduciary and regulatory requirements and costs, and the Board's analysis of US share ownership, the Board expects to apply the power first to those New US Shareholders with the smallest holdings of shares. The Board may exercise the compulsory transfer power from time to time with the objective of preventing the Company from being subject to US registration and reporting requirements by reason of the ownership of its shares by US holders.

If shares are to be sold on behalf of a New US Shareholder compulsorily, the Board would appoint a broker to sell such Ordinary Shares at market price at the time of sale. Persons who would become New US Shareholders if they acquired an interest in shares should be aware that the price at which the shares may be sold pursuant to the compulsory transfer provisions may be lower or higher than the market value of the shares at the date of this announcement or on the date of the acquisition of such interest.

A notice convening an Extraordinary General Meeting of the Company, which sets out the text of the proposed amendments to the Company's Articles of Association, will be posted to shareholders tomorrow.